UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

LINEAR TECHNOLOGY CORPORATION

(Exact Name of Registrant as Specified in Charter)

DELAWARE	0-14864	94-2778785
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1630 McCarthy Boulevard, Milpitas, California	94301
(Address of Principal Executive Offices)	(Zip Code)

Alex McCann	(408) 432-1900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.



Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Linear Technology conducted in good faith a reasonable country of origin inquiry (RCOI) reasonably designed to determine if any cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (Conflict Minerals) originated from the Democratic Republic of the Congo or an adjoining country (Covered Countries) and whether any of the Conflict Minerals may be from recycled or scrap sources with all affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Linear Technology.  Linear Technology’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of a product manufactured by Linear Technology in 2013.

Linear Technology Corporation evaluated its current product lines and determined that certain product we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is “DRC Conflict Undeterminable” and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: http://www.linear.com/designtools/quality/ under "Conflict Minerals".

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Linear Technology Corporation.

By: /s/ Alex McCann	June 2, 2014
Alex McCann, Vice President and Chief Operating Officer